Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 28, 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on October 28, 2002, entitled "Statoil operator in Iran".

Statoil operator in Iran

Statoil (OSE: STL, NYSE: STO) and Iran's Petropars have signed a participation agreement which gives Statoil a share of up to 40 per cent in, and the operatorship for, the offshore part of phases six, seven and eight of the South Pars gas development project in the Persian Gulf.

This agreement reflects Statoil's strategy to expand its international upstream activities. In this process, Statoil has over the past two years opened new offices in Brazil, Mexico, Saudi Arabia, and in Iran. The agreement on South Pars phases six, seven and eight represents the group's first development contract in the Middle East. This new activity is in line with Norwegian foreign policy, which encourages increased trade relations with Iran.

Work is due to take place over the next four years, and Statoil's capital commitment over that period will amount to USD 300 million. The agreement will take effect before 10 November, when Statoil takes over the operatorship.

Statoil's capital commitment and return will be covered from sales revenues generated by condensate and liquefied petroleum gases (LPG) produced over a four-year period from the start of production - which will be in late 2004 under current plans.

Statoil regards this as an attractive and robust project.

The field will be developed with three offshore wellhead platforms linked by the same number of pipelines to a land-based gas treatment plant.

Production capacity will be 100 million standard cubic metres per day, with 80 million standard cubic metres of gas daily being exported to other Iranian oil fields for injection as pressure support. The remaining condensate and LPG will be sold.

Petropars will act as operator of the development project for the land-based gas treatment facilities.

Established in 1998, Petropars is involved in six of the first 10 phases awarded for the development of the giant South Pars offshore gas field, as either partner or operator. It is owned 60 per cent by the National Iranian Oil Company (NIOC), and 40 per cent by IDRO, an organisation under the Iranian Ministry of Industry.

For further information:

Public affairs manager Kai Nielsen: tel. +47 51 99 18 27 (office), +47 970 41 332 (mobile).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: October 28, 2002	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer